1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Jon Gaines jonathan.gaines@dechert.com +1 212 641 5600 Direct +1 212 698 0446 Fax

March 29, 2019

Ms. Christina Fettig

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549

Re: Old Westbury Funds, Inc. (the “Registrant”)

(File Nos. 033-66528 and 811-07912)

Dear Ms. Fettig:

Thank you for your telephonic comments received on February 15, 2019 with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of the annual report (the “Report”) of the Registrant and its series (each, a “Fund” and collectively, the “Funds”) relating to its fiscal year ended on October 31, 2018. The Registrant has considered your comments and has authorized us to make the responses discussed below on its behalf. Below, we describe the changes that will be made to the Registrants Report and/or registration statement on a going forward basis in response to the Securities and Exchange Commission Staff’s (the “Staff’s”) comments.

Comment 1.	Item 4(e)(2) of Form N-CSR requires disclosure of the percentage of services for which pre-approval was waived. The Registrant reported that 100% of services were pre-approved and accordingly, the Staff believes that the disclosure for this item should be 0% rather than 100%.
Response 1.	The Registrant hereby confirms that the disclosure will be revised accordingly on a going-forward basis.
Comment 2.	Item C. 14 of Form-N-CEN requires disclosure of the Registrant’s affiliated Administrator. Please explain supplementally why the Registrant’s affiliated Administrator was not identified here.
Response 2.	The Registrant respectfully notes that the Administrator of the Funds is The Bank of New York Mellon, an entity that is not affiliated with the Registrant. Accordingly, the Registrant respectfully notes that it does not believe that any updates to the information provided in response to Item C.14 of Form N-CEN are required at this time.
Comment 3.	Please confirm supplementally whether the Registrant is in compliance with Rule 17f-2 under the Investment Company Act of 1940, as amended (the “1940 Act”), and, in particular, that the examinations performed by the Registrant’s independent public accounting firm pursuant to Rule 17f-2(f) under the 1940 Act were conducted at least three times during the fiscal year ended October 31, 2018.
Response 3.	The Registrant hereby confirms that it is in compliance with Rule 17f-2 under the 1940 Act. Although the 2018 audit opinions were all dated November 13, 2018, the corresponding examinations for these opinions were performed by the Registrant’s independent public accounting firm on three separate occasions during the fiscal year ended October 31, 2018.
Comment 4.	Please confirm supplementally whether the detail provided on page 50 of the Report and page 72 of Item 6(a) of Form N-CSR for each issue of securities whose value was determined using significant unobservable inputs is consistent with the disclosure requirements set forth in footnote 9 of Rule 12-12 of Regulation S-X.
Response 4.	The Registrant respectfully notes that each issue of securities whose value was determined using significant unobservable inputs is categorized as “Other Securities” in the Condensed Portfolio of Investments section of the Report. The Registrant confirms that the disclosure will be updated on a going-forward basis to ensure that sufficient detail is provided for each issue of securities whose value was determined using significant unobservable inputs as required in footnote 9 of Rule 12-12 of Regulation S-X.

Old Westbury Strategic Opportunities Fund

Comment 5.	Please explain supplementally why the aggregate value of fair valued securities on page 80 of the Report does not match the aggregate value of Level 3 investments on page 138 of the Report.

Response 5.	The Registrant notes that all Level 3 investments will be identified and it further confirms that it will update the disclosure on a going-forward basis as applicable.
Comment 6.	Please confirm supplementally whether the Old Westbury Strategic Opportunities Fund’s geographic categorization of its closed-end fund and exchange-traded fund holdings on page 53 of the Report as “United States” is appropriate given that certain of these holdings appear to employ strategies that focus on investing in non-U.S. issuers.
Response 6.	The Registrant respectfully notes that it primarily looks to an issuer’s location of registration and operation for purposes of making a geographic categorization. To the extent reasonably practicable, however, the Registrant will consider an investment company issuer’s investment strategy for purposes of making such categorization.
Comment 7.	Please confirm supplementally whether footnotes (t), (v), (w) and (x) on pages 80 and 81 of the Report are in compliance with Rule 12-13(C) of Regulation S-X, which, among other things, provides specific form and content disclosure requirements for a derivative contract whose reference instrument is an index or basket of investments.
Response 7.	The Registrant hereby confirms that the disclosure will be revised accordingly on a going-forward basis.
Comment 8.	Please confirm supplementally whether the information provided for the Old Westbury Strategic Opportunities Fund’s open swap contracts is in compliance with Rule 12-13(C) of Regulation S-X, which requires, among other things, the disclosure of both the frequency of payments and any upfront payments or receipts related to such swap contracts.
Response 8.	The Registrant respectfully confirms that it believes the information provided for the Fund’s open swap contracts is consistent with the disclosure requirements for such contracts under Rule 12-13(C) of Regulation S-X.
Comment 9.	Please reconcile the difference between the total value of structured option contracts in the Consolidated Portfolio of Investments section on page 74 of the Report with the value of such contracts presented in the Statements of Assets and Liabilities on page 112 of the Report.

Response 9.	The Registrant respectfully notes that the total value of structured option contracts presented in the Consolidated Portfolio of Investments section on page 74 of the Report matches the net value of the structured option contracts asset and liability figures presented in the Statements of Assets and Liabilities on page 112 of the Report.

Old Westbury Large Cap Strategies

Comment 10.	Please confirm supplementally whether the Old Westbury Large Cap Strategies Fund’s portfolio turnover rate presented on page 122 of the Report is accurate.
Response 10.	The Registrant hereby confirms that the portfolio turnover rate presented on page 122 of the Report is accurate.
Comment 11.	As required under ASC 946-10-50-1, please disclose in the Notes to Financial Statements section in future N-CSR filings that the Registrant is an investment company un the U.S. generally accepted accounting principles (“GAAP”).
Response 11.	The Registrant hereby confirms that the disclosure will be revised accordingly on a going-forward basis to reflect that each Fund is considered an investment company under GAAP.
Comment 12.	Please reconcile the differences between the figures presented for the Funds in the “Net Unrealized Appreciation (Depreciation) on Investments” column on page 148 of the Report with the figures presented in the “Unrealized Appreciation/(Depreciation)” row on page 149 of the Report.
Response 12.	The difference between the unrealized appreciation/depreciation of tax cost reflected on page 148 vs components of accumulated earnings/(deficits) on tax basis reflected on page 149 is the result of differences relative to the various book to tax adjustments required to be included in each respectively to be compliant with the required GAAP tax disclosure reporting. For example, the exclusion of certain Internal Revenue Code §1256 forwards contract and foreign currency holdings in the components of accumulated earnings/(deficits) on tax basis (pg. 149) and not included in the tax cost reflected on page 148, creates a reconciling item between the 2 disclosures. A difference would occur if the fund holds an investment in a controlled foreign corporation (“CFC”). For example the Old Westbury Strategic Opportunities Fund currently holds an investment in a CFC.

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If you have any questions, please feel free to contact me at (212) 641-5600.

Very truly yours,

/s/ Jonathan H. Gaines

Jonathan H. Gaines